Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Annual Meeting of Shareholders Slide Presentation

On April 28, 2011, Johnson & Johnson held its Annual Meeting of Shareholders.  A replay of such meeting was made available on Johnson & Johnson’s website.  Accordingly, portions of the transcript of the meeting related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson were filed with the Securities and Exchange Commission on April 29, 2011.  Consequently, Johnson & Johnson is providing the following slides referred to during the filed portions of the transcript.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Orthopaedics: A Large, Growing Market
$37 Billion global market
20% over 65 in Japan, Germany, and Italy
77 Million Baby Boomers turning 65
Globally, people over 65 will double by 2050

Synthes

Synthes

Trauma
Craniomaxillofacial
Spinal Disease
Power Tools
Synthes

Strengthening Our Global Reach

An Unparalleled Opportunity for Growth

An Unparalleled Opportunity for Growth

Definitive agreement
Premier global developer and
manufacturer of orthopaedics devices
Net acquisition cost $19.3 Billion

Synthes

Offering surgeons and
patients an unparalleled
breadth and depth of
technology worldwide
DePuy and Synthes

Synthes

Synthes